Mail Stop 3561

July 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street
Mobile, Alabama 36602

   Re: **International Shipholding Corporation**
       Form 10-K for the year ended December 31, 2008
       Filed March 13, 2009
       File No. 001-10852

Dear Mr. Estrada:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2008</u>

<u>Notes to the Financial Statements</u>

<u>Note C. Convertible Exchangeable Preferred Stock, page F-9</u>

1. We note from your disclosure that 337,618 outstanding shares of preferred stock were retired for cash and as a result you recorded a charge to earnings of approximately $1,371,000. Please tell us whether you were <u>required</u> to redeem the shares of preferred stock for cash or whether you <u>elected</u> to redeem the preferred shares for cash. If you were required to redeem the shares for cash at the preferred shareholders option, please explain to us the nature of the terms of the shares that resulted in cash redemption. Also, tell us if you had determined that redemption was probable at December 31, 2007 and if so, how that affected your accounting for the preferred shares at December 31, 2007. Additionally, please explain to us how you calculated the charge to earnings of $1,371,000.

Note L. Significant Operations, page F-13

2. We note the disclosure of your operating segment information includes depreciation and amortization by segment. In future filings, please reconcile the total of the segment depreciation and amortization to the amounts reported on the statements of income. See paragraph 32(d) of SFAS No. 131.

Note X. Changes in Accounting Estimate, page F-15

3. We note your disclosure that in the first quarter of 2008 you adjusted the salvage value on your two container vessels and on the US flag Coal Carrier and by reducing depreciation expense, this adjustment increased your net income for the year ended December 31, 2008 by $2.7 million or $.36 per share. Please tell us why you believe it was appropriate to increase the salvage values on these vessels. We believe that generally salvage values should only be adjusted downward. Please advise or revise accordingly.

Form 10-Q for the quarter ended March 31, 2009

Note 1. Basis of Presentation

4. We note your disclosure that you made certain reclassifications, specifically increases to "revenue" and "voyage expenses" to match the current process you use to book voyage revenue from supplemental cargoes. Please explain to us, and disclose in future filings, the process you used to book voyage revenue from supplemental cargoes for the quarter ended March 31, 2009 and explain how that process differs from your accounting for such revenue and expenses in prior periods, including the year ended December 31, 2008. Also, please explain why you believe the reclassification which increased both revenue and voyage expenses by $7.9 million for the first quarter of 2009 is appropriate.

Further, we note that you have filed an amended Form 10-K/A in which you adjust revenue and expense amounts for this net to gross reclassification for all periods included in the Form 10-K for the year ended December 31, 2008. Please explain to us why you believe it is appropriate to revise your previously disclosed revenue and expense amounts for this reclassification.

Schedule 14A

Long-Term Stock Incentive Awards, page 6

5. We note your disclosure that substantial grants were made in 2008 to make up for the absence of past equity awards. Please explain to us your rationale for granting these equity awards in 2008 in greater detail. For example, tell us why you decided to award such grants in 2008 after not doing so for the past 10 years, and why you decided to award substantial grants in 2008 to make up for your earlier compensation structure rather than just beginning to award grants at level consistent with what you intended to award going forward.

Grants of Plan-Based Awards, page 7

6. Please tell us when the other stock awards of 175,000 shares were issued, and why you determined not to disclose the value of these equity awards in your Summary Compensation Table.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or John Stickel at (202) 551-3324 for any questions regarding legal comments. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(251) 706-0756